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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No.__)*

                               MAPQUEST.COM, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                            ------------------------
                         (Title of Class of Securities)

                                    56564410
                                -----------------
                                 (CUSIP Number)

                                DECEMBER 31, 1999
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           / /         Rule 13d-1(b)
           / /         Rule 13d-1(c)
           /X/         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages

CUSIP No.  56564410
          ----------

--------------------------------------------------------------------------------
       1.  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Trident Capital, Inc.
           94-3179050
--------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
           (a) / /

           (b) / /
--------------------------------------------------------------------------------
       3.  SEC USE ONLY
           / /
--------------------------------------------------------------------------------
       4.  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    5.  SOLE VOTING POWER

                        11,599,973
NUMBER OF       ----------------------------------------------------------------
SHARES              6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH           0
REPORTING       ----------------------------------------------------------------
PERSON WITH:        7.  SOLE DISPOSITIVE POWER

                        11,599,973
                ----------------------------------------------------------------
                    8.  SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,599,973 shares
--------------------------------------------------------------------------------
      10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (see instructions)                             / /

--------------------------------------------------------------------------------
      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.4%
--------------------------------------------------------------------------------
      12.  TYPE OF REPORTING PERSON (see instructions)
           00

--------------------------------------------------------------------------------


                               Page 2 of 4 pages

ITEM 1
     (a)  Name of Issuer
           Mapquest.com, Inc.

     (b)  Address of Issuer's Principal Executive Offices
           3710 Hempland Road
           Mountville, PA  17554


ITEM 2
     (a)  Name of Person Filing
           Trident Capital, Inc.

     (b) Address of Principal Business Office, if none, Residence 2480 Sand Hill Rd., Suite 100
           Menlo Park, CA 94025

     (c)  Citizenship
           Delaware

     (d)  Title of Class of Securities
           Common Stock

     (e)  CUSIP Number
           56564410

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A

     (a)  / / Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

     (b)  / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the act (15 U.S.C. 78c).

     (d) / / Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

     (e)  / / An investment advisor in accordance with Section
          240.13d-1(b)(1)(ii)(E);

     (f)  / / An employee benefit plan or endowment fund in accordance with
          Section 240.13d-1(b)(ii)(F);

     (g)  / / A parent holding company or control person in accordance with
          Section 240.13d-1(b)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  / / Group, in accordance with Section 240.13d-1(b)(ii)(J).

ITEM 4.  OWNERSHIP

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:
          11,599,973
     (b)  Percent of Class:
          34.4%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 11,599,973*
          (ii) shared power to vote or to direct the vote: 0
          (iii) sole power to dispose or to direct the disposition of:
                11,599,973*
          (iv) shared power to dispose or to direct the disposition of: 0

* Includes 9,684,242 shares held by Trident Capital Partners Fund-I, L.P. (Trident Fund, L.P.) and 1,915,731 shares held by Trident Capital Partners Fund-I, C.V. (Trident Fund, C.V.). Trident Fund L.P.'s sole general partner is Trident Capital, L.P. Trident Capital, L.P. is also the investment general partner of Trident Fund, C.V. Trident Capital, L.P.'s sole general partner is Trident Capital, Inc.


INSTRUCTIONS: For computations regarding securities which represent a right to acquire an underlying security SEE Section 240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OR A CLASS
         Not applicable

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

INSTRUCTION:  Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this time and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
        Not applicable

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                               Page 3 of 4 pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, by members of the group, in their individual capacity.

ITEM 10.  CERTIFICATION

     (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                            /s/ Bonnie N. Kennedy
                            ----------------------------------------------



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representation. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commissioner may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties for whom copies are to be sent.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE A FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 4 of 4 pages